Filed by Spectrum Brands Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Spectrum Brands Holdings, Inc.

Commission file number 333-224209

Notice to Investors:

On April 10, 2018, HRG Group, Inc. (“HRG”) filed a Registration Statement on Form S-4 (the “Registration Statement”) that includes a preliminary joint proxy statement of Spectrum Brands Holdings, Inc. (“Spectrum Brands”) and a preliminary prospectus of HRG relating to the shares of common stock of HRG, par value $0.01 per share, to be issued to Spectrum Brands’ stockholders in the previously announced transaction between Spectrum Brands and HRG. The Registration Statement is available through the web site maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Additional Information and Where You Can Find It

In connection with the proposed transaction, on April 10, 2018, HRG filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Spectrum Brands and HRG and that also constitutes a peliminary prospectus for the HRG shares being issued to Spectrum Brands’ stockholders in the proposed transaction. Spectrum Brands and HRG also may file other documents with the SEC regarding the proposed transaction. This notice is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Spectrum Brands and HRG may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SPECTRUM BRANDS AND HRG ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Spectrum Brands and HRG through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Spectrum Brands and HRG at the contact information listed below.

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, WI 53562

Attention: Investor Relations

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, NY 10022

Attention: Investor Relations

This notice is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This notice is not a substitute for the prospectus or any other document that Spectrum Brands and HRG may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Spectrum Brands, HRG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Spectrum Brands’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Spectrum Brands’ Form 10-K for the year ended September 30, 2017, as amended, which is on file with the SEC. Information regarding HRG’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in HRG’s Form 10-K for the year ended September 30, 2017, which is filed with the SEC. A more complete description is available in the registration statement on Form S-4 and the preliminary joint proxy statement/prospectus, which is not complete and may be updated.

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